QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2016 and 2015
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company for the period ended March 31, 2016 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
 (Stated in U.S. Dollars)

	MARCH 31,	DECEMBER 31,
	2016	2015
	(Unaudited)
ASSETS

Current
Cash	$179,405	$60,161
Receivables	52,421	172,030
Inventory	121,542	101,009
Prepaid expenses	34,739	39,198
Total Current Assets	388,107	372,398

Property and Equipment	25,004	28,943

Intangible Assets	97,548	100,240

Total Assets	$510,659	$501,581

LIABILITIES

Current
Accounts payable and accrued liabilities	$152,148	$207,599
Due to related parties	6,817,192	6,663,086
Loans payable to related parties	755,580	419,050
Accrued dividends payable	734,228	734,228
Total Liabilities	8,459,148	8,023,963

Redeemable Preferred Shares	2,027,945	2,027,945

SHAREHOLDERS’ DEFICIENCY

Share Capital Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at March 31, 2016 and December 31, 2015	71,128	71,128

Additional Paid-in Capital	5,052,495	5,029,013

Deficit	(15,100,057)	(14,650,468)
Total Shareholders’ Deficiency	(9,976,434)	(9,550,327)

Total Liabilities and Shareholders’ Deficiency	$510,659	$501,581

Going Concern, Commitments and Contractual Obligations (Notes 2 and 9)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2016	2015

Revenue	$18,090	$13,505

Expenses
Advertising and promotion	623	–
Amortization	7,023	1,543
Consulting fees	38,053	16,888
Filing fees	5,476	14,505
Foreign exchange	179,093	(104,985)
Interest and bank charges	1,600	52,005
Inventory costs	5,617	15,142
Management fees	23,666	48,342
Office and administrative	23,305	23,439
Professional fees	(1,671)	15,116
Rent	30,008	35,007
Salaries, wages and benefits	153,992	243,642
Travel	913	2,068
Total Expenses	467,698	362,712

Operating Loss	$(449,608)	$(349,207)
Other Income
Interest income	19	3,450

Net Loss For The Period	$(449,589)	$(345,757)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.00)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2016		2015

Cash Flows Provided By (Used In):
Operating Activities
Net loss for the period		$(449,589)		$(345,757)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		7,023		1,543
Share-based compensation		23,482		8,428
Accrued interest receivable		–		(2,744)
Inventory obsolescence		5,617		8,900

Changes in operating assets and liabilities:
Receivables		119,609		189,725
Loans receivable		–		(45,086)
Prepaid expenses		4,459		(20,486)
Inventory		(26,150)		(8,274)
Due to related parties		154,106		139,915
Accrued dividends payable		–		50,699
Accounts payable and accrued liabilities		(55,451)		(23,332)
Net cash used in operating activities		(216,894)		(46,469)
Investing Activity
Purchase of equipment		(392)		–
Net cash used in investing activity		(392)		–

Financing Activity
Proceeds from loans payable to related parties		336,530		–
Net cash provided by financing activity		336,530		–

Net Increase (Decrease) in Cash		119,244		(46,469)

Cash, Beginning Of Period		60,161		129,319

Cash, End Of Period		$179,405		$82,850

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−
Income taxes paid	$	−	$	−

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

1.    BASIS OF PRESENTATION
The unaudited interim consolidated financial statements of Qwick Media Inc. (the “Company”) as of March 31, 2016 included herein have been prepared without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2015 audited consolidated financial statements and notes thereto. The operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for any future quarter or the year ending December 31, 2016.
The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015.
 The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2015.
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.
Our reporting and functional currency is the U.S. dollar. However, a substantial portion of the expenses of our operating subsidiary Qeyos is denominated in Canadian dollars. The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

2.     NATURE OF OPERATIONS AND GOING CONCERN
a)     Organization
The Company is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. The Company’s principal executive offices are located in Vancouver, British Columbia. Its registered office is in the Cayman Islands.
The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer in the United States.
On October 6, 2009, the Company changed its name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

2.            NATURE OF OPERATIONS AND GOING CONCERN (Continued)
On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company on the basis of one common share of the Company for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.
For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. The Company’s consolidated financial statements and reported results of operations reflect these carryover values, and its reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.
On April 19, 2011, the Company incorporated Wuxi, an indirect wholly-owned subsidiary of the Company, in China.
For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
b)    Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying unaudited consolidated financial statements, the Company has incurred accumulated losses of $15,100,057 as at March 31, 2016. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional financing, potentially through private placements and the issuance of promissory notes, but there is no assurance that such financing will be available on acceptable terms or at all. This raises substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

3.    INVENTORY
	March 31, 2016	December 31, 2015

Computers	$16,792	$18,154
Monitors	40,868	44,131
Printers	905	979
Parts and enclosures	22,081	2,594
General	40,896	35,151
	$121,542	$101,009

During the three months ended March 31, 2016, the Company recorded inventory obsolescence in the amount of $5,617 (2015 - $8,900).

4.   PROPERTY AND EQUIPMENT
	March 31, 2016
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$35,618	$3,095
Computer software	1,950	1,758	192
Office furniture	11,828	4,638	7,190
Equipment	50,054	35,527	14,527

	$102,545	$77,541	$25,004

	December 31, 2015
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$35,361	$3,352
Computer software	1,950	1,723	227
Office furniture	11,828	4,288	7,540
Equipment	49,662	31,838	17,824

	$102,153	$73,210	$28,943

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

5.   INTANGIBLE ASSETS
	March 31, 2016
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$7,193	$71,021
Patents	21,818	2,001	19,817
Intellectual property	7,388	678	6,710
	$107,420	$9,872	$97,548

	December 31, 2015
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$5,232	$72,982
Patents	21,818	1,455	20,363
Intellectual property	7,388	493	6,895
	$107,420	$7,180	$100,240

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING
For the three months ended March 31, 2016, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing at March 31, 2016 that are not otherwise disclosed elsewhere:
a)	The Company paid management and consulting fees of $56,436 (2015 - $48,342) to companies controlled by officers and directors for the three months ended March 31, 2016.
b)	The Company recorded share-based compensation of $23,482 (2015 - $8,428) as consulting fees paid to directors and officers for the three months ended March 31, 2016.
c)
As of March 31, 2016, $6,817,192 (December 31, 2015 - $6,663,086) were owed to a director and companies controlled by that director.  The amounts owed are unsecured, non-interest bearing and due on demand.

d)	As of March 31, 2016, the Company recorded in accounts payable and accrued liabilities: (i) $7,286 (December 31, 2015 - $6,828) owed to a company controlled by a director; (ii) $2,024 (December 31, 2015 - $7,586) owed to a company controlled by an officer; (iii) $3,823 (December 31, 2015 - $3,583) owed to a director of the Company; and (iv) $3,373 (December 31, 2015 - $1,798) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.
e)	At March 31, 2016, $192,750 (CAD $250,000) (December 31, 2015 - $180,625 (CAD $250,000) had been advanced by the President of the Company; and $562,830 (CAD $730,000) (December 31, 2015 - $238,425 (CAD $330,000) had been advanced by several directors of the Company. The advances are unsecured, non-interest bearing and due on demand. The Company intends to secure the advances through the issuance of convertible debentures.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

7.     STOCK OPTIONS
The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.
The Company did not grant any stock options during the three months ended March 31, 2016 or 2015.  During the three months ended March 31, 2016, the Company recorded share-based compensation of $23,482 (2015 - $8,428) as consulting expenses related to the vesting of stock options.

The following table summarizes the continuity of the Company’s stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2015	1,900,000	$0.20	4.20

Granted	–	–
Expired	–	–
Outstanding, March 31, 2016	1,900,000	$0.20	3.95

Exercisable, March 31, 2016	1,000,000	$0.20	3.84

A summary of the status of the Company’s non-vested options and changes are presented below:

	Number of Options	WeightedAverage Grant Date Fair Value

Non-vested at December 31, 2015	900,000	$0.15
Granted	–	–
Vested	–	–

Non-vested March 31, 2016	900,000	$0.15

As at March 31, 2016, there was $57,341 (December 31, 2015 – $80,823) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.43 years.

As at March 31, 2016, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
1,900,000

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

8.    REDEEMABLE PREFERRED SHARES
On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:
Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.
Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum, which has been retroactively suspended as of July 1, 2015.  The accrued dividends payable are classified as interest expense in the statements of operations.
Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:
i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;
ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and
iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share.   At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.
The Company has classified the Class A Preferred Shares as liability because they are redeemable beyond the control of the Company.
During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.  As at December 31, 2013, the holder of the Class A Preferred Shares had agreed to not exercise the retractable rights, to have the Company redeem the Class A Preferred Shares, for the next 2 years.

9.    COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, and continued on a month-to-month basis. The Company’s future minimum lease payments for the leases on premises are as follows:
Fiscal year ending December 31, 2016	$ 48,566 (CDN $58,587 and CNY ¥21,895)
Fiscal year ending December 31, 2017	37,008 (CDN $48,000)
Total	$ 85,574 (CDN $106,587 and CNY ¥21,895)

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited)
 (Stated in U.S. Dollars)

10.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The following table presents information about the Company’s financial instruments that have been measured at fair value as of March 31, 2016, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

MARCH 31, 2016	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$179,405	$179,405	$179,405

DECEMBER 31, 2015	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$60,161	$60,161	$60,161

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

11.   SEGMENTED INFORMATION
The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

12.  SUBSEQUENT EVENT

Effective April 30th, 2016 the Company largely ceased ongoing software development operations under its Wuxi subsidiary.  It maintains an outsourcing business relationship with two of its former emplyees, who are operating as independent contractors.